Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at September 30, 2008

(expressed in thousands of Canadian dollars – unaudited)

		September 30	December 31
	Note	2008	2007
		$	$
Assets			(Restated)

Current assets
Cash and cash equivalents		144,987	80,629
Silver bullion	3	-	15,787
Marketable securities	4a	16,064	33,209
Accounts receivable		2,923	2,903
Prepaid expenses and deposits		7,093	453
		171,067	132,981

Restricted cash		1,868	1,809
Other investments	5	26,700	45,102
Convertible debenture	4c	7,557	-
Valued added tax recoverable		20,190	9,527
Mineral property costs and property, plant, and equipment	6	443,907	302,588
Mineral property held-for-sale		-	6,837
		671,289	498,844
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable		15,140	9,640
Accrued liabilities		14,607	3,632
Accrued interest on convertible notes	7	549	-
Current portion of taxes payable		10,000	-
Current portion of asset retirement obligations		527	1,029
Foreign exchange derivatives	4b	-	1,412
		40,823	15,713

Asset retirement obligations		2,937	2,827
Taxes payable		3,370	-
Future income tax liability		27,032	25,253
Long-term convertible notes	7	108,670	-
		182,832	43,793

Non-controlling interest		608	608
		183,440	44,401
Shareholders' Equity

Share capital	8a	462,212	459,888
Value assigned to stock options	8b	38,769	31,810
Value assigned to convertible notes	7	36,553	-
Contributed surplus		649	649
Accumulated other comprehensive income		34	19,377
Deficit		(50,368)	(57,281)

		487,849	454,443

		671,289	498,844

Commitments (note 13)

Approved on behalf of the Board of Directors

“John R. Brodie”                                                                                            “Peter W. Tomsett”
 John R. Brodie, FCA                                                                                        Peter W. Tomsett
(Director)                                                                                              (Director)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts – unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2008	2007	2008	2007
		$	$	$	$
			(Restated)		(Restated)
Exploration and mineral property costs
Property examination and exploration		75	3	242	61
Reclamation and accretion		53	121	175	286

		(128)	(124)	(417)	(347)
Expenses
Salaries and employee benefits		807	596	2,021	1,651
Depreciation		81	100	229	228
Professional fees		271	143	699	454
General and administration		975	988	3,465	3,722
Stock-based compensation	8b	2,707	4,531	7,577	10,747
Foreign exchange loss (gain)		(1,656)	1,998	(3,366)	2,383

		(3,185)	(8,356)	(10,625)	(19,185)
Other income (expenses)
Investment income		1,018	1,212	2,616	5,763
Financing fees	7	-	-	(3,690)	-
Interest expense on convertible debt	7	(709)	-	(2,769)	-
Gain on sale of silver bullion	3	-	-	23,457	-
Gain on sale of marketable securities	4a	-	-	2,105	-
Unrealized gain (loss) on
financial instruments held-for-trading	4a,b	(924)	(1,860)	461	(2,176)
Write-down of other investments	5	-	(4,000)	(18,402)	(4,000)
Gain on sale of mineral property	6c	31,526	229	31,526	509

		30,911	(4,419)	35,304	96

Earnings (Loss) before income taxes		27,598	(12,899)	24,262	(19,436)

Income taxes:
Current income taxes	6c	13,370	-	13,370	-
Future income taxes	2	3,016	457	3,979	1,617

		16,386	457	17,349	1,617

Earnings (Loss) for the period		11,212	(13,356)	6,913	(21,053)

Weighted average shares outstanding (thousands)
Basic		62,699	62,518	62,687	62,061
Diluted		63,070	62,518	63,149	62,061

Earnings (Loss) per common share
Basic earnings (loss) per share		0.18	(0.21)	0.11	(0.34)
Diluted earnings (loss) per share		0.18	(0.21)	0.11	(0.34)

Comprehensive income
Earnings (Loss) for the period		11,212	(13,356)	6,913	(21,053)

Other comprehensive loss
Unrealized loss on marketable securities, net of tax	4a	(14,659)	(2,223)	(17,597)	(7,863)
Reclassification of realized gain on
sale of marketable securities, net of tax	4a	-	-	(1,746)	-

Other comprehensive loss for the period		(14,659)	(2,223)	(19,343)	(7,863)

Comprehensive loss for the period		(3,447)	(15,579)	(12,430)	(28,916)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars - unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2008	2007	2008	2007
		$	$	$	$
			(Restated)		(Restated)
Operating activities
Earnings (Loss) for the period		11,212	(13,356)	6,913	(21,053)
Items not affecting cash
Depreciation		81	100	229	228
Stock-based compensation	8b	2,707	4,531	7,577	10,747
Asset retirement obligations		39	54	118	161
Gain on sale of marketable securities	4a	-	-	(2,105)	-
Gain on sale of silver bullion	3	-	-	(23,457)	-
Gain on sale of mineral property		(31,526)	(229)	(31,526)	(509)
Unrealized loss (gain) on held-for-trading
financial instruments	4a,b	924	1,860	(461)	2,176
Accretion expense on convertible notes	7	345	-	1,305	-
Interest income on convertible debenture	4c	(169)	-	(169)	-
Write-down of other investments	5	-	4,000	18,402	4,000
Future income tax expense	2	3,016	457	3,979	1,617
Increase in non-current taxes payable		3,370	-	3,370	-
Foreign exchange loss		4,189	108	8,189	268
Donation of shares		-	325	-	639
Increase (decrease) in non-cash working capital items	9	1,996	499	4,008	(648)

Cash used in operating activities		(3,816)	(1,651)	(3,628)	(2,374)

Financing activities
Proceeds from issuance of convertible notes	7	-	-	134,936	-
Financing costs related to equity portion of
convertible notes financing	7	-	-	(1,440)	-
Shares issued for cash		227	1,008	1,676	7,324

Cash generated by financing activities		227	1,008	135,172	7,324

Investing activities
Mineral property costs		(16,893)	(14,099)	(32,506)	(29,679)
Property, plant and equipment		(37,010)	(6,316)	(88,541)	(30,907)
Increase in value added tax recoverable (net)		(5,249)	(3,266)	(10,663)	(4,686)
Net proceeds from sale of mineral property	6c	22,480	-	22,480	-
Proceeds from sale of silver bullion	3	-	-	39,244	-
Proceeds from sale of marketable securities	4a	-	-	2,800	-
Reliant, net of cash		-	-	-	193
Purchase of marketable securities		-	-	-	(3,648)
Other investments	5	-	(57,102)	-	(57,102)

Cash used in investing activities		(36,672)	(80,783)	(67,186)	(125,829)

Increase (decrease) in cash and cash equivalents		(40,261)	(81,426)	64,358	(120,879)

Cash and cash equivalents - Beginning of period		185,248	190,163	80,629	229,616

Cash and cash equivalents - End of period		144,987	108,737	144,987	108,737

Supplementary cash flow information (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the nine months ended September 30, 2008

(expressed in thousands of Canadian dollars - unaudited)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 2)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
Exercise of warrants								-
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Value of warrants exercised								-
Donations	27	960	-	-	-	-	-	960
Other comprehensive loss	-	-	-	-	-	(5,339)	-	(5,339)
Loss for the year	-	-	-	-	-	-	(35,223)	(35,223)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(57,281)	454,443

Issued for cash:
Exercise of options	123	1,449	-	-	-	-	-	1,449
Value assigned to options granted	-	-	2,381	-	-	-	-	2,381
Value of options exercised	-	566	(566)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	36,553	-	-	-	36,553
Other comprehensive loss	-	-	-	-	-	(2,349)	-	(2,349)
Earnings for the period	-	-	-	-	-	-	1,673	1,673

Balance, March 31, 2008	62,692	461,903	33,625	36,553	649	17,028	(55,608)	494,150

Value assigned to options granted	-	-	2,477	-	-	-	-	2,477
Other comprehensive loss	-	-	-	-	-	(2,335)	-	(2,335)
Loss for the period	-	-	-	-	-	-	(5,972)	(5,972)

Balance, June 30, 2008	62,692	461,903	36,102	36,553	649	14,693	(61,580)	488,320

Issued for cash:
Exercise of options	13	227	-	-	-	-	-	227
Value assigned to options granted	-	-	2,749	-	-	-	-	2,749
Value of options exercised	-	82	(82)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(14,659)	-	(14,659)
Earnings for the period	-	-	-	-	-	-	11,212	11,212

Balance, September 30, 2008	62,705	462,212	38,769	36,553	649	34	(50,368)	487,849

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended  September 30, 2008
(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

1	NATURE OF OPERATIONS

We are a development stage company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We are currently developing our Pirquitas property that is located in the province of Jujuy in northwest Argentina.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property.  We will periodically need to obtain additional financing and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to capital disclosure and presentation and disclosure of financial instruments (see “Changes in Accounting Policies” below).  These changes became effective January 1, 2008.  These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

Changes in Accounting Policies

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 11.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments – Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are   disclosed in note 4(c).  Section 3863 replaces the existing requirements on presentation of financial instruments.

As at September 30, 2008, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Cash equivalents and restricted cash are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.  Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments, as they were not acquired for purpose of trading.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.  Convertible debenture receivable consists of a note receivable component and a conversion feature component.  The note receivable component is designated as loans and receivable and the conversion feature is designated as a derivative or held-for-trading financial instruments as their default category.  Convertible notes are designated as other liabilities as their default category and related transaction costs are expensed as incurred.  Interest expense related to expenditures incurred on development projects are capitalized to the project.

Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The adoption did not have a material impact on the consolidated financial statements for any of the periods presented.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at September 30, 2008, we have no inventories and this standard has no effect on our financial statements.

Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,098,000 of income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,979,000 of future income tax expense from other comprehensive loss to net loss in the current period.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer operating costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

We are currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.  We will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

3.       SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale results in a gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

4.	FINANCIAL INSTRUMENTS

(a)    Marketable Securities

At September 30, 2008 and December 31, 2007, we held shares or share purchase warrants as follows:

	September 30, 2008			December 31, 2007
			Accumulated			Accumulated
			Unrealized			Unrealized
	Fair Value	Cost	Gains (Losses)	Fair Value	Cost	Gains (Losses)
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	4,651	4,823	(172)	10,012	4,823	5,189
Aurcana Corporation	3,900	6,900	(3,000)	-	-	-
Minco Silver Corporation	3,342	2,270	1,072	13,694	2,966	10,728
Silvermex Resources Ltd.	825	300	525	3,250	300	2,950
Canplats Resources Corporation	850	50	800	1,760	50	1,710
Geologix Explorations Inc.	930	900	30	2,220	900	1,320
Other investments	1,566	780	786	2,246	780	1,466
	16,064	16,023	41	33,182	9,819	23,363
Held-For-Trading Warrants
Esperanza Silver Corporation	-	416	(416)	27	416	(389)

Total Marketable Securities	16,064	16,439	(375)	33,209	10,235	22,974

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.	FINANCIAL INSTRUMENTS (Cont’d)

During the nine months ended September 30, 2008, we recognized an unrealized loss of $21,217,000 (2007 – $9,480,000) on marketable securities designated as available-for-sale in other comprehensive income and an unrealized loss of $27,000 (2007 - $247,000) on financial instruments classified as held-for-trading in our earnings for the period.  The unrealized loss on marketable securities designated as available-for-sale resulted in future income tax expense of $3,979,000 (2007 - $1,617,000), representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss.

In July 2008, as part of considerations received for sale of the Shafter Silver Project (See note 6(c)), we received 15 million common shares of Aurcana Corporation (“Aurcana”).  As at the date of the transaction, the Aurcana common shares had a fair value of $6,900,000.

During the period, we sold some investments for proceeds of $2,800,000 with an average cost base of $695,000, generating a gain of $2,105,000.  As a result of the transaction, $2,105,000 of unrealized gain previously recorded in accumulated other comprehensive income has been included in net income for the period.

(b)    Foreign Exchange Derivatives

At December 31, 2007, we held various USD foreign exchange option agreements with a negative fair value of $1,412,000.  All of these foreign exchange contracts have been closed during the first quarter and we have no outstanding foreign exchange option agreements at September 30, 2008.

(c)    Convertible Debenture

As part of considerations received for sale of the Shafter Silver Project (See note 6(c)), we received a $10 million convertible debenture (“Debenture”) from Aurcana.  The Debenture has a three-year term, a coupon rate of 3% and is convertible into 6,600,000 Aurcana common shares at $1.515 per share.

The note receivable component of the Debenture is designated as loans and receivable financial instrument.  At initial recognition, the fair value of the note receivable component was estimated at $6,868,000 using the discounted cash flow model method at market rate.  The note receivable component is accreted over an expected life of 3 years using the effective interest method.  As at September 30, 2008, the book value of the note receivable component of the Debenture was $7,039,000.  For the nine month period ended September 30, 2008, interest and accretion income of $234,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is classified as a held-for-trading financial instrument by default.  The fair value of conversion feature was estimated, at initial recognition, to be $1,442,000 and is re-valued at each period end based on the Black-Scholes valuation model.  As at September 30, 2008, the fair value of the conversion feature was $518,000.  As a result, an unrealized loss of $924,000 on financial instruments held-for-trading was recorded to net earnings during the period.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.       FINANCIAL INSTRUMENTS (Cont’d)

(d)    Financial Risk Management
Our activities expose us to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the US dollar, as the majority of our debt and capital expenses are denominated in US dollars.

Our exposure of US dollar on financial instruments is as follows:

	September 30	December 31
	2008	2007
	US$	US$

Cash and cash equivalents	103,010	10,769
Restricted cash	1,637	1,637
Accounts payable and accrued liabilities	(8,194)	(3,028)
Convertible notes	(103,047)	-

	(6,594)	9,378

As at September 30, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would decrease (increase) our net earnings by $66,000.  There would be no significant effect on other comprehensive income.

Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents receive interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at September 30, 2008, with other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $1,058,000.  There would be no significant effect on other comprehensive income.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

4.       FINANCIAL INSTRUMENTS (Cont’d)

Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including: global or regional consumption patterns; the supply of, and demand for, these metals; speculative activities; the availability and costs of metal substitutes; expectations for inflation; and  political and economic conditions, including interest rates and currency values.  We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.

Credit Risk
Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our money market investments, convertible debenture receivable and investment in asset-backed commercial papers.

We manage our credit risk by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; banker’s acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 4c) and other investments (see note 5).

Liquidity Risk

We manage liquidity risk by maintaining adequate cash and cash equivalent balances.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non core assets.  For example, in February 2008, we completed a US$138 million, 4.5% convertible debenture due in 2028.  In July 2008, we closed the sale of our Shafter Silver Project for total considerations of $38.2 million.  In 2006, we also issued 7.2 million common shares for net proceeds of $171 million.  We ensure that there is sufficient capital to meet our obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.

See “Note 13 – Commitments” for contractual undiscounted cash flow requirements for financial liabilities as at September 30, 2008.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

5.       OTHER INVESTMENTS

As at September 30, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  A press release issued by the Committee on December 23, 2007 outlined a proposal to restructure ABCP for new notes that have maturities based on the maturities of the assets underlying the ABCP.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On March 20, 2008, the Committee issued an information statement which provided details of the restructuring plan.  The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by a majority of noteholders on April 25, 2008.  The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008.  On September 19, 2008, the Supreme Court of Canada denied an appeal by a group of investors seeking relief including dismissal of the Restructuring Plan.  On October 22, 2008, the Committee indicated the closing of the Restructuring Plan is expected to be completed by the end of November 2008.

We have updated our valuation model to reflect new information outlined in the information statement.  The restructuring plan contemplates:

•	The creation of three master assets vehicles (MAV). Participation in each of the MAV is dependant on the noteholder’s ability and willingness to self insure against margin calls.
•	Within each MAV, the issuance of 5 different series of notes:
o
Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them.  Class A-1 Notes are expected to receive AA ratings, have maturities ranging from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

o	Class A-2 Notes will be senior to the Class B and C Notes and IA Tracking Notes. Class A-2 Notes are expected to receive AA ratings, have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of BA Rate less 0.5%.
o	Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%.
o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008
(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

5.       OTHER INVESTMENTS (Cont’d)

•
The allocation of existing ABCP notes to proposed new notes was based on a report issued by J.P. Morgan, financial advisor to the Committee.  The new notes will be issued based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal ratings have yet been issued by DBRS.

Based on the Restructuring Plan:

•	$48,774,000 of our investments will be replaced with Class A-1 and Class A-2 Notes.
•	$3,681,000 of our investments will be replaced with Class B Notes.
•	$1,622,000 of our investments will be replaced with Class C Notes.
•	$3,025,000 of our investments will be replaced with IA Tracking Notes.

We have assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by J.P. Morgan, we recorded an impairment of $18,402,000 in the first quarter of 2008.  This resulted in an estimated fair value of $26,700,000 which approximates those values contained in the J.P. Morgan report.  No impairment was recorded in the current quarter.  There is currently no certainty regarding the outcome of the ABCP investments and therefore the fair value reported may change materially in subsequent periods.  In July 2008, we initiated legal action against HSBC and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP.

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008			December 31, 2007
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	283,277	-	283,277	244,681	-	244,681
Construction in progress	136,560	-	136,560	33,625	-	33,625
Mining equipment and machinery	22,941	(951)	21,990	22,870	(413)	22,457
Other	3,285	(1,205)	2,080	2,743	(918)	1,825
	446,063	(2,156)	443,907	303,919	(1,331)	302,588

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

6.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

a)	Mineral Property Costs

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	September 30	December 31
	costs	costs	effects	2008	2007
	$	$	$	$	$

Argentina
Diablillos	5,530	10,275	-	15,805	12,085
Pirquitas	56,308	24,231	13,060	93,599	85,879
Other	23	194	-	217	205
Australia
Bowdens	10,900	8,793	3,260	22,953	22,851
Other	2	253	-	255	246
Canada
Silvertip	1,818	273	-	2,091	2,089
Snowfield	125	9,231	-	9,356	4,489
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	71	-	1,305	1,301
Chile
Challacollo	2,953	5,230	360	8,543	8,357
Other	50	255	-	305	282
Mexico
Pitarrilla	13,445	49,982	2,781	66,208	51,128
San Marcial	1,250	794	-	2,044	2,019
Veta Colorada	4,517	932	44	5,493	4,911
Other	973	1,794	-	2,767	2,464
Peru
Berenguela	12,936	3,327	6,200	22,463	21,947
San Luis	417	15,012	1,023	16,452	11,453
Other	-	103	-	103	-
United States
Candelaria	2,981	3,650	265	6,896	6,634
Maverick Springs	692	2,043	39	2,774	2,693
	118,547	137,698	27,032	283,277	244,681

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

6.       MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

b)	Property, Plant and Equipment

During the nine months ended September 30, 2008, we recorded $825,000 of depreciation on property, plant, and equipment, of which $229,000 was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $596,000 was deferred as mineral property costs.

c)	Sale of Shafter Silver Project

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000 (see note 4(c)).  After deducting transaction costs of $520,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).

7.       CONVERTIBLE NOTES

In February 2008, we sold US$138,000,000 ($134,936,000) in senior convertible notes (“Notes”) for net proceeds of $129,806,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
c.	the Notes are called for redemption,
d.	upon the occurrence of specified corporate transactions, or
e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate.  The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

7.	CONVERTIBLE NOTES (Cont’d)

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments will be denominated in US Dollars.

The face value of the Notes has been allocated as follows for accounting purposes:

Allocation of gross proceeds	USD$	CAD$

Gross proceeds	138,000	134,936
Fair value of debt component	(99,144)	(96,943)
Fair value of equity component	38,856	37,993

Convertible notes	USD$	CAD$

Opening balance	99,144	96,943
Accretion expense	3,385	3,483
Interest accrued	3,675	3,779
Interest paid	(3,157)	(3,323)
Foreign exchange loss on revaluation	-	8,337
Ending balance	103,047	109,219

Accrued interest on convertible notes	518	549
Long-term convertible notes	102,529	108,670
Total convertible notes	103,047	109,219

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method.  The fair value of the equity component was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,130,000, of which $3,690,000 was charged to net income for the period and $1,440,000 was charged to equity.

For the nine months ended September 30, 2008, interest expense and accretion expense related to the convertible notes was $3,779,000 and $3,483,000 respectively; $2,315,000 of interest expense and $2,178,000 of accretion expense were capitalized to construction in progress during the period resulting in $1,464,000 of interest and $1,305,000 of accretion expensed in the period.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

8.       OUTSTANDING SHARES AND RELATED INFORMATION

(a)       Authorized Share Capital
   Our authorized share capital consists of an unlimited number of common shares without par value.

(b)       Options

At September 30, 2008, the total number of options outstanding was 4,436,250 with exercise prices ranging from $12.85 to $40.62 with weighted average remaining lives of 3.21 years.  This represents 7.1% of issued and outstanding capital.

During the nine months ended September 30, 2008, 180,000 options were granted to employees and consultants at a strike price between $29.02 and $32.08 and average fair value of $9.86 per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  The allocation of fair value of options during the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
	$	$	$	$
Consolidated Balance Sheets
Mineral property costs	43	211	31	494

Consolidated Statements of Earnings (Loss),
and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	1,983	4,021	6,081	8,937
Stock based compensation - General and administration	724	510	1,496	1,810

	2,707	4,531	7,577	10,747

Total stock based compensation	2,750	4,742	7,608	11,241

(c)       Convertible Senior Notes due 2028

In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  The convertible notes mature on March 1, 2028.

(d)       Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

9.         SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
	$	$	$	$
Accounts receivable	(1,336)	712	(20)	778
Prepaid expenses and deposits	(5,016)	(24)	(6,640)	(92)
Accounts payable and current portion of ARO	(264)	(449)	(223)	(1,276)
Accrued liabilities	212	260	342	(58)
Accrued interest on convertible debt	(1,600)	-	549	-
Current portion of taxes payable	10,000	-	10,000	-

	1,996	499	4,008	(648)

Non-cash investing activities were:
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
	$	$	$	$
Non-cash investing activities
Accretion expense capitalized to construction
in progress	(1,250)	-	(2,178)	-
Shares acquired for sale of mineral property	-	650	-	900
Shares issued for mineral properties	-	-	-	(358)

10.      RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2008, we recorded administrative, technical services and expense reimbursements of $1,118,000 (2007 - $275,000) from companies related by common directors or officers.  At September 30, 2008, accounts receivable includes $89,000 (2007 - $44,000) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

11.       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved by the Board of Directors.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

11.       CAPITAL RISK MANAGEMENT (Cont’d)

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets.  We expect our current capital resources will be sufficient to carry our exploration and development plans and operations through the current operating period.

12.       SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 6.  Substantially all of our gains and losses were incurred in Canada.  Segment assets by geographic location are as follows:

						September 30, 2008
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	268,172	23,210	17,732	8,849	76,708	39,567	9,669	443,907

Total assets	298,248	23,334	209,831	8,853	80,230	41,095	9,698	671,289

						December 31, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	9,326	302,588

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

13.       COMMITMENTS

As at September 30, 2008, we have committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Lease obligations	79	907	412	1,398
Asset retirement obligations	527	2,148	430	3,105
Long-term convertible notes*	3,163	12,651	150,651	166,465
	3,769	15,706	151,493	170,968

* Convertible notes are due in 2028 but expected to be repaid in 2013. The notes are convertible into common shares at a fixed conversion rate upon specified events

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

		September 30, 2008			December 31, 2007

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	171,067	-	171,067	132,981	-	132,981
Other investments	26,700	-	26,700	45,102	-	45,102
Convertible debenture	7,557	-	7,557	-	-	-
Value added tax recoverable	20,190	-	20,190	9,527	-	9,527
Mineral property costs (a)i)	283,277	(266,037)	17,240	251,518	(240,786)	10,732
Other property, plant and equipment (a)vi)	160,630	(1,851)	158,779	57,907	-	57,907
Other assets	1,868	-	1,868	1,809	-	1,809

	671,289	(267,888)	403,401	498,844	(240,786)	258,058

Liabilities
Current liabilities	40,823	-	40,823	15,713	-	15,713
Long-term convertibles note (a)vi)	108,670	32,556	141,226	-	-	-
Other liabilities (a)i)	33,339	(27,032)	6,307	28,080	(25,253)	2,827

	182,832	5,524	188,356	43,793	(25,253)	18,540

Non-controlling interest	608	-	608	608	-	608

Shareholders’ Equity
Share capital (a)iii)	462,212	(1,198)	461,014	459,888	(1,198)	458,690
Value assigned to:
Long-term convertible notes (a)vi)	36,553	(36,553)	-	-	-	-
Stock options (a)v)	38,769	(5,459)	33,310	31,810	(5,459)	26,351
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	34	7	41	19,377	3,986	23,363
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(50,368)	(230,209)	(280,577)	(57,281)	(212,862)	(270,143)

	488,457	(273,412)	215,045	454,443	(215,533)	239,518

	671,289	(267,888)	403,401	498,844	(240,786)	258,058

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$

Earnings (loss) in accordance with Canadian GAAP	11,212	(13,356)	6,913	(21,053)
Mineral property costs for the year (a)i)	(15,349)	(13,681)	(30,434)	(27,878)
Gain on sale of mineral property (a)i)	6,962	-	6,962	-
Accretion expense on convertible notes (a)vi)	292	-	1,126	-
Foreign exchange gain (loss) on convertible notes (a)vi)	(1,307)	-	2,460	-
Financing costs (a)vi)	-	-	(1,440)	-
Future income tax expense on marketable securities (a)ii)	3,016	457	3,979	1,617

Earnings (loss) in accordance with U.S. GAAP	4,826	(26,580)	(10,434)	(47,314)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(14,659)	(2,223)	(19,343)	(7,863)
Future income tax expense on marketable securities (a)ii)	(3,016)	(457)	(3,979)	(1,617)

Other comprehensive earnings (loss)
in accordance with U.S. GAAP	(17,675)	(2,680)	(23,322)	(9,480)

Total comprehensive earnings (loss)
in accordance with U.S. GAAP	(12,849)	(29,260)	(33,756)	(56,794)

Basic weighted-average common shares (000’s)	62,699	62,518	62,687	62,061
Diluted weighted-average common shares (000’s)	63,070	62,518	62,687	62,061

Basic and diluted earnings (loss) per share	0.08	(0.43)	(0.17)	(0.76)

Consolidated summarized statements of cash flows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(3,816)	(1,651)	(3,628)	(2,374)
Mineral property costs (a)i)	(12,917)	(12,611)	(26,096)	(25,406)

Pursuant to U.S. GAAP	(16,733)	(14,262)	(29,724)	(27,780)

Cash flows from investing activities
Pursuant to Canadian GAAP	(36,672)	(80,783)	(67,186)	(125,829)
Mineral property costs (a)i)	12,917	12,611	26,096	25,406

Pursuant to U.S. GAAP	(23,755)	(68,172)	(41,090)	(100,423)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist.  When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, ”Whether Mineral Rights are Tangible or Intangible Assets”, are viewed as a tangible asset and capitalized.  Capitalized option payments are amortized over the option period as defined in the related option agreement.  Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

On July 17, 2008, we closed the sale of the Shafter Silver Project (see note 6(c)).  For Canadian GAAP, the sale resulted in a gain of $31,526,000 after deducting carrying value of disposed assets and liabilities and transaction costs.  For U.S. GAAP, the gain on sale of mineral property was increased by $6,962,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings.  Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP.  We recognized an adjustment of $29,800,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP.  No similar adjustment would be recognized under U.S. GAAP in 2007.  Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Under Canadian GAAP, as described in Note 2, effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $5,084,000.  Other comprehensive loss would increase and income tax expense would decrease by $457,000 and $1,617,000 during the three and nine months ended September 30, 2007 respectively and $3,016,000 and $3,979,000 during the three and nine months ended September 30, 2008 respectively.

iii)
Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative affect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to September 30, 2008 between Canadian and U.S. GAAP.

vi)
Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance.  No value would be assigned under U.S. GAAP to the conversion feature.  Accordingly, accretion expense would decrease by $1,126,000 (three months ended September 30, 2008 - $292,000), capitalized interest would decrease by $1,851,000 (three months ended September 30, 2008 - $1,054,000), foreign exchange gain (loss) would decrease by $2,460,000 (three months ended September 30, 2008 – increase of $1,307,000) and financing fees charged to net income would increase by $1,440,000 (three months ended September 30, 2008 - $nil).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable
	September 30, 2008 $	December 31, 2007 $

Value added tax	642	402
Other receivables	2,281	2,501
	2,923	2,903

ii)	Development stage enterprise

We meet the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.  The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

Period from October 1, 1993 (inception) to September 30, 2008 $

Mineral property exploration and reclamation	293,591
General and administration, salaries, professional fees	82,521
Other income	(94,559)

Net loss for the period from October 1, 1993 to September 30, 2008, being the deficit accumulated during the development stage	281,553
Opening retained earnings, October 1, 1993	(976)
Ending deficit, September 30, 2008	280,577

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:

Period from October 1, 1993 (inception) to September 30, 2008 $
Operating activities	(190,124)
Investing activities	(98,864)
Financing activities	503,658

Increase in cash and cash and cash equivalents	143,856
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – September 30, 2008	144,987

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

								Compre-
		Common Shares		Sub-	Values	Values		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	Contributed	income (loss)	earnings (deficit)	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	Surplus			equity
	$		$	$	$	$	$	$	$	$
Balance October 1, 1993		3,409,791	2,272	-	-	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	-	-	2,108
Non-cash
- Mineral properties	0.72	25,000	18	-	-	-	-	-	-	18
- Allotted but not issued		-	-	-	-	-	-	-	-	-
- Assigned values to options issued		-	312	-	-	-	-	-	-	312
Gain (loss) for year		-	-	-	-	-	2,102	-	155	2,257
Balance September 30, 1994		6,244,791	4,710	-	-	-	2,102	-	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	-	-	18
Gain (loss) for year				-	-	-	(1,046)	-	(2,459)	(3,505)
Balance September 30, 1995		8,904,791	7,686	-	-	-	1,056	-	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	-	-	8,000
Non-cash
- Mineral properties	5.20	85,000	443	-	-	-	-	-	-	443
- Finder's fees		-	(554)	-	-	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	-	-	17
Gain (loss) for year		-	-	-	-	-	(58)	-	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	-	998	-	(10,202)	17,278

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

								Compre-
		Common Shares		Sub-	Values	Values		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	Contributed	income (loss)	earnings (deficit)	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	Surplus			equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	5.00	6,800,00	3,400	-	-	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	-	-	1,541
- Finder's fees	5.00	20,000	100	-	-	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	-	(537)	-	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	-	461	-	(28,759)	7,064
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	5.70	10,000	57	-	-	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	-	(454)	-	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	-	7	-	(35,145)	3,942
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	110	-	-	-	-	-	-	110
- On business combination	1.75	2,285,451	3,999	-	-	-	-	-	-	3,999
- Share issue costs		-	(116)	-	-	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	-	8	-	(8,672)	(8,664)
Balance December 31, 1999		20,438,047	46,289	-	-	-	15	-	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	-	-	61
- Finder's fees	1.50	86,666	130	-	-	-	-	-	-	130
- Fractional shares repurchased		-48	-	-	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	-	(13)	-	(5,777)	(5,790)
Balance December 31, 2000		24,266,458	52,247	-	-	-	2	-	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	-	-	2,882
- Finder's fees	2.35	59,270	139	-	-	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	-	326	-	-	-	326
- Share issue costs		-	(165)	-	-	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	-	-	(15,317)	(15,317)
Balance December 31, 2001		30,913,953	66,277	-	-	326	2	-	(64,911)	1,694

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

								Compre-
		Common Shares		Sub-	Values	Values		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	Contributed	income (loss)	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	Surplus		(deficit)	equity
	$		$	$	$	$	$	$	$	$
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	-	-	1,258
- Finder's fees	4.01	80,640	323	-	-	-	-	-	-	323
- On conversion of conv. Debenture	5.80	360,636	2,092	-	-	-	-	-	-	2,092
- For mineral properties payables	5.49	596,917	3,280	-	-	-	-	-	-	3,280
- Assigned values to options issued		-	-	-	161	-	-	-	-	161
- Assigned value of exercised op/wts		-	339	-	(13)	(326)	-	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	-	1,045	-	(19,282)	(18,237)
Balance December 31, 2002		39,190,887	99,679	-	148	-	1,047	-	(84,193)	16,681
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-
- Exercise of options	3.99	536,372	2,140	-	-	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	-	-	11,089
- Subscriptions receive on warrants		-	-	455	-	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	-	-	75
- Assigned values to options issued		-	-	-	187	-	-	-	-	187
- Assigned value of exercised options		-	165	-	(165)	-	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	-	7,226	-	(14,099)	(6,873)
Balance December 31, 2003		42,604,832	113,706	455	170	-	8,273	-	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	-	192	-	-	-	585
- Assigned values to options issued		-	-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	-	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	455	(455)	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	-	(5,480)		(5,480)
Balance – December 31, 2004		51,576,802	216,875	-	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	-	45
- Assigned values to options issued		-	-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	-	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	7,309	(26,581)	(19,272)
Balance – December 31, 2005		51,849,241	218,773	-	4,319	6,965	-	10,102	(186,553)	53,606

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

								Compre-
		Common Shares			Values	Values		hensive	Retained	Total
	Issue	Number of			assigned	assigned	Contributed	income (loss)	earnings (deficit)	shareholders’
	Price	shares	Amount		to options	to warrants	Surplus			equity
	$		$		$	$	$	$	$	$
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	-	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	-	19,698	(11,045)	8,653
Balance – December 31, 2006		61,646,120	441,067		15,339	-	649	29,800	(197,598)	289,257
Issued for cash
- Exercise of options	3.99	886,600	11,794	-	-	-	-	-	-	11,794
Non-cash
- Mineral properties	6.95	9,285	358	-	-	-	-	-	-	358
- Assigned values to options granted		-	-	-	15,523	-	-	-	-	15,523
- Assigned value of exercised options		-	4,511	-	(4,511)	-	-	-	-	-
- Donations		27,442	960	-	-	-	-	-	-	960
Other comprehensive loss for year		-	-	-	-	-	-	(6,437)	-	(6,437)
Gain (loss) for year		-	-	-	-	-	-	-	(72,545)	(72,545)
Balance - December 31, 2007		62,569,447	458,690		26,351	-	649	23,363	(270,143)	238,910
Issued for cash
- Exercise of options	12.32	136,100	1,676	-	-	-	-	-	-	1,676
Non-cash
- Assigned values to options granted		-	-	-	7,607	-	-	-	-	7,607
- Assigned value of exercised options		-	648	-	(648)	-	-	-	-	-
- Assigned value of convertible notes		-	-	-	-	-	-	-	-	-
Other comprehensive loss for year		-	-	-	-	-	-	(23,322)	-	(23,322)
Gain (loss) for year		-	-	-	-	-	-	-	(10,434)	(10,434)
Balance - September 30, 2008		62,705,547	461,014	-	33,310	-	649	41	(280,577)	214,437

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) for the three month period ending September 30, 2008 was $89,000 (2007 - $77,000) and for the nine month period ending September 30, 2008 was $313,000 (2007 - $225,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14                MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the nine months ended September 30, 2008. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2008	1,475
Additions based on tax positions related to the current year	-
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at September 30, 2008	1,475

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position; however, the company provided additional disclosures in these consolidated financial statements.  The company will adopt SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and do not expect the provisions to have a material effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited)

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.  The company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The company’s Level 2 assets include the valuation of convertible debenture receivable based on the discounted cash flow approach; derivatives based on the Black-Scholes model; and long-term convertible notes based on average market quoted price provided by market makers in the over-the-counter market on the balance sheet date.  The company’s Level 3 assets include the valuation of other investments as determined using a probability-based discounted cash flow approach.

	Fair market value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	16,064	16,064	-	-
Convertible debenture receivable	7,039	-	7,039	-
Other Investments	26,700	-	-	26,700
Derivatives	518	-	518	-
Long-term convertible debt	(106,688)	-	(106,688)	-

Total	(56,367)	16,064	(99,131)	26,700

ii)
In February 2007, FASB issued SFAS No. 159, Fair Value Option For Financial Assets and Liabilities, which permits entities to choose to measure various financial instruments and certain other items at fair value.  The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2008

(tabular amounts expressed in thousands of Canadian dollars, unless otherwise stated - unaudited

14	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vii)	Impact of recently issued accounting standards

i)
In December 2007, FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements, which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

ii)
In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position, until the company enters into a business combination.

iii)
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The effect of the adoption of this Statement to the company’s results of operations or financial position is still being determined.

iv)
In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”.  The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Issue is effective for periods beginning on or after December 15, 2008.  The effect of adopting this EITF on the company’s results of operations or financial position is still being determined.